CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2003

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

UPM-Kymmene Corporation

Stock Exchange Release March 19, 2003 17:00

Mr Vesa Vainio to continue as Chairman of UPM-Kymmene Board of Directors

At UPM-Kymmene’s Board of Directors assembly meeting, Mr Vesa Vainio, LLM, was re-elected as Chairman. Mr Gustaf Serlachius, Chairman of the Gösta Serlachius Fine Arts Foundation and Mr Carl H. Amon III, Partner in White & Case law firm were elected as Vice Chairmen.

In addition, the Board of Directors elected from its members an Audit Committee with Michael C. Bottenheim as Chairman, and Martti Ahtisaari and Gustaf Serlachius as members. A Human Resources Committee was elected with Vesa Vainio as Chairman, and Carl H. Amon III and Berndt Brunow as members. Furthermore, a Nomination Committee was elected with Gustaf Serlachius as Chairman, and Michael C. Bottenheim and Jorma Ollila as members.

UPM-Kymmene Corporation

Pirkko Harrela

Vice President, Corporate Communications

DISTRIBUTION

Helsinki Stock Exchanges

New York Stock Exchange

Main media

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 19, 2003	UPM-KYMMENE CORPORATION

	By:	/s/ Kari Toikka
Kari Toikka Executive Vice President and CFO

By:	/s/ Olavi Kauppila
Olavi Kauppila Senior Vice President, Investor Relations